UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

◻        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

1001 Fannin Street

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Waste Management Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2014.

Houston, Texas

June 18, 2020

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
ASSETS:
INVESTMENTS:
Investments at fair value	$2,413,130,238	$1,961,647,448
Investments at contract value	348,709,075	314,468,515
Total investments	2,761,839,313	2,276,115,963

RECEIVABLES:
Employee contributions	3,232,147	2,874,007
Employer contributions	2,080,416	1,872,488
Notes receivable from participants	81,936,892	75,642,812
Settlements pending	24,938	17,309
Other	5,017	11,902
Total receivables	87,279,410	80,418,518
NET ASSETS AVAILABLE FOR BENEFITS	$2,849,118,723	$2,356,534,481

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$134,566,850
Employer	80,210,061
Rollover	11,428,278
226,205,189

Net appreciation in Plan investments	440,079,574
Dividends	29,934,680
Interest income on notes receivable from participants	4,455,713
Other income	110,202
Total additions	700,785,358

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	206,311,698
Administrative expenses	1,889,418
Total deductions	208,201,116

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	492,584,242

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,356,534,481
End of year	$2,849,118,723

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2019

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Waste Management, Inc. (the “Company” or “WM”), and eligible affiliates (as defined in the Plan) (collectively “Waste Management”) for the benefit of eligible employees and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) has been named to serve as administrator and fiduciary of the Plan. Bank of America, N.A. (“Bank of America”) serves as trustee of the Plan pursuant to a Defined Contribution Plan Trust Agreement and also serves as the Plan’s third-party recordkeeper.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement that does not provide for participation in the Plan for such individual; (c) individuals providing services to the Company and who are designated as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) any individual who is not regularly employed in, or a citizen of, the United States and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants are permitted to contribute as much as 50% of their eligible annual compensation, as defined by the Plan, and 80% of their annual incentive plan bonus, subject to annual contribution limitations established by the Internal Revenue Service (“Employee Contribution”). In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions are permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”).

With respect to each participant whose employment is not governed by a collective bargaining agreement, Waste Management matches 100% of each participant’s Employee Contribution up to 3% of the participant’s eligible annual compensation, as defined by the Plan, plus 50% of the participant’s Employee Contribution on the next 3% of the participant’s eligible annual compensation. Any such employee who is hired on or after January 1, 2018 will be automatically enrolled in the Plan at a contribution rate of 3% of eligible compensation, unless changed by the employee.

With respect to each participant whose employment relationship is covered by a collective bargaining agreement, the amount of contributions by Waste Management, if any, is provided for in the applicable collective bargaining agreement.

Investment Options

The Plan offers participants diversified investment options. During 2019, the Plan offered (a) 12 common collective trust funds (including eight target retirement-date funds); (b) five mutual funds; (c) a WM common stock fund (which is an Employee Stock Ownership Plan); (d) a stable value fund, which includes direct investments in fully benefit-responsive contracts and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard”) and (e) a self-directed brokerage account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the WM common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the WM common stock fund. Each participant who has invested in the WM common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-directed brokerage account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-directed brokerage account, the participant has the right to vote the shares of securities held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in WM common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50% of a participant’s vested accounts (excluding any amounts invested in the self-directed brokerage account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan or (b) result from a participant’s defaulting on a loan. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) no more than one loan per year be taken by a participant; (b) repayments be made no less frequently than quarterly; (c) loans be repaid over a period not to exceed 54 months and (d) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses

Administrative expenses of the Plan are generally allocated among participants. Loan administration fees and certain other expenses are charged directly to the account balance of the applicable participant. In 2019, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Plan are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Plan are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive synthetic guaranteed investment contracts (“Synthetic GICs”). These investments held by the stable value fund are presented at contract value in the Statements of Net Assets Available for Benefits. See Note 3 for further discussion of Synthetic GICs. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Plan records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances. See additional discussion of investments in the stable value fund in Note 3.

New Accounting Standards Pending Adoption

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements of fair value measurements in Accounting Standards Codification (ASC) Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this update and delay the adoption of the additional disclosures until the effective date. The Company is evaluating the impact of the adoption of this ASU on the Plan financial statements.

Reclassifications

When necessary, reclassifications are made to the prior year financial information to conform to the current year presentation.

3. Investment in Stable Value Fund

The Plan includes a stable value fund that invests in fully benefit-responsive Synthetic GICs. Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC, when coupled with a wrapper contract, provides a specified rate of return for a specific period of time. Through the use of Synthetic GICs, the stable value fund aims to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Contract value represents principal, plus accrued interest less withdrawals and is the relevant measure as this is the amount received by participants when they initiate permitted transactions under the terms of the Plan.

The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but cannot be less than zero.

Synthetic GICs generally are evergreen contracts that contain termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan and delivery of any communication to Plan participants designed to influence participants not to invest in the fund. The Plan sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.

Additionally, the fund also invests in a common collective trust fund, Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets and is used for daily liquidity needs.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security‐backed investment contracts and separate account guaranteed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

4. Fair Value Measurements

For purposes of the Plan’s financial reporting, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets as of December 31, 2019 or 2018.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Plan as of December 31 measured at fair value on a recurring basis:

	2019	2018
Quoted Prices in Active Markets (Level 1):
Mutual funds	$818,896,358	$804,437,381
WM common stock	251,031,798	198,709,256
Self-directed brokerage accounts	52,975,947	40,078,958
Subtotal Level 1	1,122,904,103	1,043,225,595

Significant Other Observable Inputs (Level 2):
Self-directed brokerage accounts — FedFund	7,408,381	7,508,532
Stable Value fund — short-term investment fund	5,703,977	17,993,862
FedFund	1,803,911	523,781
Subtotal Level 2	14,916,269	26,026,175

Investments Measured at Net Asset Value (a):
Common collective trust funds	1,275,309,866	892,395,678
Subtotal Investments Measured at Net Asset Value	1,275,309,866	892,395,678
Total Investments at Fair Value	$2,413,130,238	$1,961,647,448

(a)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. As of December 31, 2019 and 2018, there were no redemption restrictions on the investments held at net asset value other than possible advance notice requirements.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2015, stating that the Plan, as amended and restated as of January 1, 2015, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"), which were timely adopted by the Plan sponsor subsequent to receipt of the determination letter. The Plan sponsor has adopted a further amendment and restatement of the Plan and subsequent amendments since receiving the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2019	2018
Net assets available for benefits per the financial statements	$2,849,118,723	$2,356,534,481
Amounts pending distribution to participants	(1,803,611)	(523,429)
Net assets available for benefits per the Form 5500	$2,847,315,112	$2,356,011,052

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits per the financial statements	$492,584,242
Amounts pending distribution to participants as of December 31, 2018	523,429
Amounts pending distribution to participants as of December 31, 2019	(1,803,611)
Net increase in assets available for benefits per the Form 5500	$491,304,060

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8. Related-Party Transactions

Bank of America serves as the trustee and third-party recordkeeper of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Bank of America Company, provides securities brokerage services for the self-directed brokerage account. State Street Bank and Trust Company serves as the independent fiduciary for the WM common stock fund. The Plan also holds notes receivable representing participant loans. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. These transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in WM common stock. As WM is the Plan sponsor, transactions involving WM common stock also qualify as party-in-interest transactions. The Plan sponsor believes that all of these transactions are exempt from the prohibited transactions rules.

9. Subsequent Events

In January 2020, the World Health Organization declared a novel strain of coronavirus (“COVID-19”) a Public Health Emergency of International Concern and subsequently declared COVID-19 a global pandemic in March 2020. The challenges posed by the COVID-19 pandemic on the global economy increased rapidly at the end of the first quarter of 2020, resulting in general market declines and impacting the business of Waste Management, as Plan sponsor, together with its operating subsidiaries, in most geographies and across a variety of our customer types. Steps taken by national and local governments to slow the spread of the virus, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing have resulted in revenue declines at landfills, as well as decreased service levels from industrial and commercial collection customers. Additionally, the cost to service residential customers has increased as stay-at-home orders have increased the waste collected in this line of business. We expect the COVID-19 pandemic to have a negative impact on overall economic conditions and Waste Management’s financial position, results of operations and cash flows in the near term. The ultimate impacts of COVID-19 on the Plan as well as Waste Management’s long-term outlook for its business will depend on future developments, including the duration of the pandemic and the related length of its impact on the global economy.  These factors and their impacts on the Plan and Waste Management’s business, financial condition, results of operations and cash flows are uncertain and cannot be predicted at this time.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”)) was signed into law, which includes provisions relating to retirement plans. Effective April 6, 2020, the Plan implemented the CARES Act’s COVID-19 related distribution provisions. In addition, effective April 16, 2020, the Plan implemented the CARES Act’s COVID-19 related loan forbearance provisions. The plan sponsor continues to review and evaluate the impact of the CARES Act upon the Plan and may make additional changes in light of the other provisions of the law.

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 73-1309529 Plan: 001

December 31, 2019

Identity of Issue	Description of Investment	Current Value
BlackRock	BlackRock Liquidity Fund - FedFund	$1,803,911
*Waste Management, Inc.	Common Stock	251,031,798
Wilmington Trust, N.A.	BlackRock Russell 1000 Value Index Fund R	101,767,721
T. Rowe Price Trust Company	T. Rowe Price Blue Chip Growth Trust T2	186,300,666
Wilmington Trust, N.A.	Lord Abbott Total Return Fund II BP	136,956,397
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE Income Fund	41,120,782
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2020 Fund	147,587,380
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2025 Fund	52,954,371
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2030 Fund	293,611,130
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2035 Fund	50,147,902
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2040 Fund	150,872,968
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2045 Fund	41,267,199
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2050 Fund	44,975,745
JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement DRE 2055 Fund	27,747,605
The Vanguard Group, Inc.	Vanguard Institutional Total Stock Market Index Fund	430,605,179
The Vanguard Group, Inc.	Vanguard S&P Small-Cap 600 Index Fund	178,144,432
American Funds	American Funds EuroPacific Growth Fund Class R6	165,193,392
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio	44,953,355
*Galliard Capital Management, Inc.	Stable Value Fund	354,413,052
*Merrill Lynch, Pierce, Fenner & Smith Incorporated	Self-Directed Brokerage Accounts	60,384,328
Total Investments		2,761,839,313
*Notes receivable from participants	Various maturity dates with interest rates ranging from 4.25% to 6.50%	81,936,892
		$2,843,776,205

*   Party-in-interest

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: June 18, 2020	By:	/s/ Gordon Blasius
Gordon Blasius
Member, Administrative Committee of the Waste
Management Employee Benefit Plans